Shanda Games’ Subsidiary Actoz Hits Historical High in Market Capitalization

HONG KONG, January 15, 2013 — Shanda Games Limited (NASDAQ: GAME, “Shanda Games”), a leading online game developer, operator and publisher in China, announced today that its subsidiary, Actoz Soft (KOSDAQ: 052790.KQ), has reached a share price of over KRW50,000, marking a milestone for the company and a historical high in market capitalization of over 400 million US dollars.

During the trading session on January 14, 2013, the share price of Actoz increased 14.1% to close at KRW52,500, a record high over the past three-year period, surpassing the previous high of KRW46,900 set on September 24, 2012.

“We are delighted that the share price of Actoz has reached a record high,” said Mr. Xiangdong Zhang, Chief Executive Officer of Shanda Games. “We believe it reflects the strength of recent progress by Actoz's mobile games in Korea. We will coutinue to enrich our mobile game portfolio and dedicate our efforts to further developing our business in both Korea and China to continue maximizing shareholder value in the future.”

As of September 30, 2012, Shanda Games owns 4,795,954 shares of Actoz, equivalent to 51.2% of Actoz’s total shares.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, represent only the Company's current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company's actual results to be materially different from expectations include but are not limited to the risks set forth in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (Nasdaq: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

About Actoz

Actoz Soft Co., Ltd. (Kosdaq: 052790.KQ) is a leading developer, operator and publisher of online games. Actoz holds co-copyrights to several of the leading online games in China, including Mir II and Mir III. Actoz has also licensed online games to other markets, including Europe, Japan, India, Thailand, Singapore, Malaysia and Taiwan. In addition, Actoz develops online games and operates certain online games in its home market of Korea. For more information about Actoz, please visit http://www.actoz.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com